UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For November 2015

Commission File Number: 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

England and Wales

(Jurisdiction of incorporation or organization)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

Tel No: (011 31 70) 377 9111

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Shell-BG Recommended Combination Receives Australian Antitrust Clearance

THE HAGUE, November 19, 2015/PRNewswire-FirstCall/ —

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

Royal Dutch Shell plc (“Shell”) (NYSE: RDS.A) (NYSE: RDS.B) today announced that its recommended combination with BG Group plc (“BG”) has received unconditional merger clearance from the Australian Competition and Consumer Commission (“ACCC”). Together with the previously announced clearances in Brazil and EU, three of the five pre-conditions to the combination have now been satisfied. The two remaining pre-conditional clearances are from Australia’s Foreign Investment Review Board (FIRB) and China’s Ministry of Commerce (MOFCOM).

Commenting on ACCC clearance Shell CEO, Ben van Beurden, said: “The addition of BG’s integrated gas assets in Australia to Shell’s global portfolio is one of the main strategic drivers behind the recommended combination, making ACCC approval a major step forward for the deal.”

He added: “The Shell BG combination is a sign of Shell’s confidence in the Australian economy. It’s also a springboard to change Shell into a simpler, more profitable and resilient company in a world where oil prices could remain low for some time.”

The filing process in China continues to progress well and the combination remains on track for completion in early 2016.

The pre-conditions and conditions to the combination are set out in the 8 April deal announcement.

Additional Information

This announcement is not intended to and does not constitute or form part of any offer to sell or subscribe for or any invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Shell-BG combination or otherwise, nor shall there be any sale, issuance or transfer of securities of Shell or BG pursuant to the Shell-BG combination in any jurisdiction in contravention of applicable laws.

This announcement does not constitute a prospectus or prospectus equivalent document.

Overseas jurisdictions

The release, publication or distribution of this announcement in jurisdictions other than the United Kingdom may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the United Kingdom should inform themselves about, and observe, any applicable requirements. The information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside the United Kingdom.

Forward looking statements

This announcement contains certain forward looking statements with respect to the financial condition, results of operations and businesses of Shell and BG and their respective groups, and certain plans and objectives of Shell with respect to the combined group. All statements other than statements of historical fact are, or may be deemed to be, forward looking statements. Forward looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward looking statements include, among other things, statements concerning the potential exposure of Shell, BG and the combined group to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions, including as to future potential cost savings, synergies, earnings, cash flow, return on average capital employed, production and prospects. These forward looking statements are identified by their use of terms and phrases such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “goals”, “intend”, “may”, “objectives”, “outlook”, “plan”, “probably”, “project”, “risks”, “seek”, “should”, “target”, “will” and similar terms and phrases.

There are a number of factors that could affect the future operations of Shell, BG and the combined group and that could cause results to differ materially from those expressed in the forward looking statements included in this announcement, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell, BG and the combined group’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions.

All forward looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward looking statements. Additional risk factors that may affect future results are contained in Shell’s Form 20-F for the year ended 31 December 2014 (available at http://www.shell.com/investor and http://www.sec.gov ). These risk factors expressly qualify all forward looking statements contained in this Announcement and should also be considered by the reader.

For a discussion of important factors which could cause actual results to differ from forward looking statements relating to BG and the BG group, refer to BG’s Annual Report and Accounts for the year ended 31 December 2014.

Each forward looking statement speaks only as of the date of this Announcement. None of Shell, the Shell group, BG or the BG group undertakes any obligation to publicly update or revise any forward looking statement as a result of new information, future events or otherwise, except to the extent legally required. In light of these risks, results could differ materially from those stated, implied or inferred from the forward looking statements contained in this announcement.

In accordance with Rule 26.1 of the Code, a copy of this announcement is also available on the website of Shell at: http://www.shell.com.

For the avoidance of doubt, the contents of the website referred to in this announcement are not incorporated into and do not form part of this announcement.

Enquiries:

EmptyBreak:MARKER

Shell

Shell Media Relations

International: +44-207-934-5550

Australia: +61-417-007-344

Americas: +1-713-241-4544

EmptyBreak:MARKER

Shell Investor Relations

Europe: +31-70-377-4540

North America: +1-832-337-2034

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-199736 and 333-199736-01); and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821 and 333-200953).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Royal Dutch Shell plc
(Registrant)

By:	/s/ MCM Brandjes

	Name:	M.C.M Brandjes
	Title:	Company Secretary

Date: November 19, 2015